20/20 GeneSystems, Inc.

9430 Key West Ave.

Rockville, MD 20850

November 12, 2019

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Ronald (Ron) Alper

Re:	20/20 GeneSystems, Inc.

Offering Statement on Form 1-A

Filed August 12, 2019

File No. 024-11056

Dear Sir:

We hereby submit the responses of 20/20 GeneSystems, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated September 4, 2019, providing the Staff’s comments with respect to the Company’s Offering Statement on Form 1-A (as amended, the “Offering Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Offering Statement on Form 1-A filed on August 12, 2019

Summary

The Offering

Proposed listing, page 5

1.	We note the subheading “Commercialization Milestones to Execute our Growth Strategy” and related disclosure was removed from page 31, including milestone assumptions about “financing goals” and numbers of participating physician practices and weekly cancer tests (combined “120 tests per week total”). Please provide updated disclosure regarding your commercialization milestones.

We also note the disclosure regarding the initial commercialization of OneTest in the second half of 2018 and the statement on page 2 that you have received orders for 300 individual tests. Please revise your discussion of revenues, trends and uncertainties in Management’s Discussion and Analysis to address the extent to which OneTest, in addition to BioCheck and PAULA’s test, contribute to and/or present material trends or uncertainties regarding your operations and liquidity.

Response: We have revised the Offering Statement to provide updated disclosure regarding our commercial milestones. With respect to OneTest, we respectively note that the Company’s disclosure states that it “began focusing on the commercialization of OneTest” in the second half of 2018. The Company did not begin generating revenues from OneTest until 2019. However, since we have revised the Offering Statement to include our interim financial statements for the six months ended June 30, 2019 and 2018, we have revised our disclosure in Management’s Discussion and Analysis to include a discussion of OneTest.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34

2.	We note your disclosure related to your sources of revenue, and your response letter dated June 22, 2018. Your website still states that BioCheck “generates revenues of about $500,000 per year with Gross Profit margins of about 80%.” It also still states that the company has brought in approximately $7.5 million “through numerous government and private grants.” Please advise us how these statements reconcile with the disclosure in the Form 1-A, and, as necessary, enhance your disclosure to more specifically address how the company earns revenue from grants and sales of BioCheck and other services.

Response: We have removed such information from our website, which was incorrect. The information in the Form 1-A is correct and, therefore, requires no further revision.

U.S. Securities and Exchange Commission

November 12, 2019

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (240) 453-6339 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

20/20 GeneSystems, Inc.

By:	/s/ Jonathan Cohen
Jonathan Cohen
Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq.